

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Scott M. Asbjornson
Chief Financial Officer
AAON, Inc.
2425 South Yukon, Tulsa,
Oklahoma 74107

> **Re: AAON, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2016**
> **File No. 0-18953**

Dear Mr. Asbjornson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business, page 1

Products and Markets, page 1

Major Customers, page 2

1. We note your disclosure that one customer accounted for 10% or more of your sales during 2015. In future filings, please include the name of any customer that accounts for 10% or more of your sales. Please refer to Item 101(c)(vii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 14

Summary Compensation Table, page 23

2. It appears that the amounts which you have disclosed in the "Bonus" column of this table should have been disclosed under the "Non-Equity Incentive Compensation Plan" column because the amounts reflect the performance of your executives under your non-equity incentive plan, as defined in Item 402(a)(6)(iii) of Regulation S-K. If, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the "Bonus" column. It appears that Mr. Asbjornson's discretionary bonus increase in the amount of $51,065 should have been disclosed in the Bonus column. Please explain to us why the payments under the annual incentive bonus awards are being disclosed in the "Bonus" column. For guidance refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations. Please ensure that in future filings you disclose payments under your annual incentive bonus as earned under a non-equity incentive plan and provide appropriate disclosure in your Grant of Plan-Based Awards Table.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Senior Assistant Chief Accountant, at (202) 551-3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott, Staff Attorney, at (202) 551- 3570 or, in his absence Asia Pierce, Staff Attorney, at (202) 551- 3750 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction